SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Triumph Financial, Inc.

(Name of Subject Company (Issuer))

Triumph Financial, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

89679E300

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Adam D. Nelson

Executive Vice President and General Counsel

Triumph Financial, Inc.

12700 Park Central Drive, Suite 1700

Dallas, Texas 75221

(214) 365-6900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by Triumph Financial, Inc. (f/k/a Triumph Bancorp, Inc.), a Texas corporation (the “Company”), on November 7, 2022 (together with all subsequent amendments and supplements thereto, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to $100,000,000 of its common stock, $0.01 par value per share, at a price per share of not less than $51.00 and not more than $58.00 in cash, without interest and subject to any applicable withholding taxes.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase, dated November 7, 2022, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 2. Subject Company Information.

Item 2(a) is hereby amended and supplemented as follows

(a)    On December 1, 2022, the issuer changed its name from Triumph Bancorp, Inc. to Triumph Financial, Inc.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

•

On December 7, 2022, Triumph Financial, Inc. issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on December 6, 2022. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)    Press release announcing preliminary results of the tender offer, dated December 7, 2022.

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated November 7, 2022.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 7, 2022.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 7, 2022.

(a)(1)(vi)*	Letter to Employee Stock Purchase Plan Participants, dated November 7, 2022.

(a)(1)(vii)*	Summary Advertisement, dated November 7, 2022.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release announcing the tender offer, dated November 7, 2022.

(a)(5)(ii)**	Press release announcing preliminary results of the tender offer, dated December 7, 2022.

(b)	Not applicable.

(d)(i)	Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, effective September 30, 2014 (filed as Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198838) and incorporated herein by reference).

(d)(ii)	First Amendment to Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, effective May 16, 2019 (filed as Exhibit 10.1 to Form 8-K filed on May 16, 2019, and incorporated herein by reference).

(d)(iii)	Second Amendment to Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan, effective March 16, 2021 (filed as Exhibit 10.1 to Form 8-K filed on April 27, 2021, and incorporated herein by reference).

(d)(iv)	Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198838) and incorporated herein by reference).

(d)(v)	Form of Restricted Stock Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.5 to Form 10-Q filed on May 5, 2016, and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION

(d)(vi)	Form of Performance Restricted Stock Unit Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.3 to Form 10-Q filed on July 19, 2019, and incorporated herein by reference).

(d)(vii)	Form of Performance Restricted Stock Unit Award Agreement under Triumph Bancorp, Inc. 2014 Omnibus Incentive Plan (filed as Exhibit 10.16 to Form 10-K filed on February 11, 2020, and incorporated herein by reference).

(d)(viii)	Triumph Bancorp, Inc. Senior Executive Incentive Plan, effective September 30, 2014 (filed as Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-198838) and incorporated herein by reference).

(d)(ix)	Triumph Bancorp, Inc. Employee Stock Purchase Plan, effective April 1, 2019 (filed as Annex B to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on April 3, 2019, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed previously
**	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2022

TRIUMPH FINANCIAL, INC.

By:	/s/ Adam D. Nelson
	Name:	Adam D. Nelson
	Title:	Executive Vice President and General Counsel